AMERICAN INTERNATIONAL INDUSTRIES, INC.
601 Cien St., Suite 235, Kemah, Texas 77565
Tel: (281) 334-9479 Fax: (281) 334 9508
Email: amin@americanii.com

                                                                                                                                                                                                    August 19, 2005

U. S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention: Ms. Marie Trimeloni
Mail Stop 7010

RE: American International Industries, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the period ended March 31, 2005
File No. 0-25223

Dear Ms. Marie Trimeloni:

This letter is in response to the staff’s letter to American International Industries, Inc. dated July 14, 2005. For the convenience of the staff, we have set forth below each of the staff’s numbered comments followed by our numbered response to each comment. We will also submit via EDGAR the amended Form 10-KSB for 2004 and the Form 10-QSB for the first quarter of 2005 in response to the staff’s letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Description of Business

Brenham Oil & Gas

Comment 1.

Disclose how you account for your oil, gas and mineral royalty interest. Disclose the carrying amount of this royalty interest on your balance sheet and reconcile such carrying amount to the $5,926,931 of identifiable oil and gas assets listed in Note 13.

Response 1.

The amount of income received from royalty interest is immaterial when earned or received. In 2004 and 2003, the Company did not earn or receive any income from royalty interest. The royalty interest is carried on the Company's books at zero ($0) and we therefore have no itemized disclosure because it immaterial to the Company’s finical statements.

Management's Discussion and Analysis

General

Comment 2.

We note your disclosure in the second paragraph of Management's Discussion and Analysis that you sold your real estate subsidiary during 2004. We also note the related discussion under the subcaption "Former Real Estate Business" in Item 1-Description of Business. In a period in which a component of an entity has been disposed of or is classified as held for sale, the income statement of the entity for current and prior periods should report the results of operations of the discontinued component as discontinued operations. See SFAS 144, paragraph 43. Accordingly, please restate your financial statements for fiscal 2004 to report your former real estate business as discontinued operations. In addition, revise your Management's Discussion and Analysis to reflect such restatement and focus your discussion on the results of your continuing operations.

Response 2.

We revised the subheading "Former Real Estate Business" to "Real Estate Business to reflect that the Company still has a segment real estate. The Company sold one of two real estate subsidiaries. The Company still owns 286 undeveloped acres of real estate in Galveston County, Texas. The real estate is booked in the Company’s other real estate subsidiary (MidTowne Properties, Inc.). On July 12, 2005, the Company publicly announced that it accepted an offer to sell the 286 acres of real estate for a cash price of $14.525 million.

Results of Operations

Comment 3.

We note your discussion regarding the revenues of your corporate segment in which you state that the corporate segment had revenues of $4,752,916 in 2004 and no reported revenue in 2003. This is inconsistent with your segment disclosure in Note 13 (Segment Information) which reflects no revenues for the corporate segment in 2004 and 2003 and reflects $4,752,916 and $86,000 of revenues for the real estate segment in 2004 and 2003. Please correct this inconsistency in connection with the revisions necessary to reflect your former real estate business as discontinued operations.

Response 3.

We revised our disclosure under subheading "Results of Operations" accordingly. Our disclosures for the corporate segment for the year 2004 was an error.

Comment 4.

Expand the discussion of changes in revenues, cost of sales and net income to include the prospects for future operations and address key variables and other qualitative and quantitative factors as required by Regulation S-B, Item 303(b)(1). In addition, discuss any known trends or uncertainties with respect to overall revenues that you reasonably expect will have a material favorable or unfavorable impact on future operations. The discussion should include information that does not clearly appear in the financial statements. Your discussion should not merely repeat numerical data contained in the financial statements or recite amounts that are readily computable from the financial statements.

Response 4.

We expended our disclosure under Delta by adding a second and third paragraph concerning revenues, cost of sales and net income as follows: .

  In the fourth quarter of 2003, Delta closed parts of its operations in Louisiana. This section was loosing about $400,000 per quarter which caused a significant impact on the well service operation in Texas. Delta continues to service the same number of wells annually due to the limitation of the number of usable well service rigs. In FY 2005, Delta has plans to add at least one additional well service rig which could increase revenue by $100,000 per month, with an approximate 35% gross margin which would add an additional $15,000 per month to net income.
  Delta, as part of its business, sells salvaged and new pipe to the oil fields. Due to the demand, pipe sales have increased 20% and its associated margins have increased to 40% which has an effect on profitability.

Comment 5.

Disclose the extent to which changes in revenues are attributable to changes in volumes and to changes in prices charged to customers.

Response 5.

We expended our disclosure under NPI by adding a third paragraph concerning changes in volumes and seasonality as follows:

  NPI, whose business is seasonal, received additional unexpected last minute orders from its largest customers in order to fulfill their Christmas requirements; and
  NPI's net income increased because in the previous year NPI reported an additional $100,000 in moving and relocation expenses associated with its move from Georgia to Texas.

Comment 6.

We note you sold certain real estate holdings in 2004 that were transferred from Surgicare as part of the conversion of Surgicare's Series AA stock into common stock and recorded a material gain within revenues. Please revise to classify this gain outside your operating income since this gain relates to transactions associated with your marketable trading securities.

Response 6.

We expended and revised disclosure in note 5 of the financial statements. The real estate received from SRG was partial payment for the $4,500,000 value of SRG’s preferred stock owned by the Company. On July 1, 2004, the Company received 8,750,000 shares of SRG’s common stock with a market value of $3,150,000 on that date. The purpose of receiving the real estate was to cover the difference between the $4,500,000 value of the preferred stock and the $3,150,000 value of common stock ($1,350,000). No gain was recognized on the receipt of the common shares and the real estate as noted in the notes to the consolidated financial statements. (See note 5 to the financial statements.)

The real estate was sold on July 30, 2004 to an unaffiliated third party for cash payment of $1,350,000 and a $5,000,000 note discounted to $3,402,916, resulting in a gain in the amount of $1,815,870. These are two separate transactions. The real estate transaction was recorded as a part of the real estate company as operating revenue and cost of sale, resulting in operating income of $1,815,870.

Liquidity and Capital Resources

Comment 7.

Liquidity should be discussed on both a long-term and short-term basis. See Regulation S-B. Item 303(b)(1)(i). In this regard, we note that the revolving credit arrangement was extended until July 5, 2005. If you have not identified any sources of long-term liquidity, a statement to that effect should be included in Management's Discussion and Analysis.

Response 7.

We expended our disclosure. See last paragraph under subheading "Liquidity and Capital Resources". American International Industries, Inc. (AMIN) has recently renegotiated its line of credit for $1,000,000 which is due and payable in 18 months. Our subsidiary NPI has recently negotiated a $5,000,000 line of credit which increased their present line of credit by $2,500,000 based on inventory and receivables which is due and payable in 18 months. Our subsidiary Delta has recently negotiated a new line of credit for $1,500,000 which increased their line by $500,000 based on receivables and is due in 18 months. Our new acquisition, Hammonds Technical Services, has received a $2,000,000 revolving line of credit based on assets, which is due in 18 months.

Item 8A. Controls and Procedures

Comment 8.

We note your disclosure that "the chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act 13a-15(e).

Response 8.

In response to this comment, we have revised the disclosure under Item 8A pursuant to Rule 13a-15(e).

Financial Statements

Balance Sheet

Comment 9.

Provide a note to the financial statements to summarize the transactions that resulted in charges in your accounts receivable and loans payable to your related party amounts and address the disclosure requirements of SFAS 57, paragraph 2.

Response 9.

We added "Related Party Transactions" as note 14 to the financial statements in response to this comment.

Statement of Operations

Comment 10.

Provide a footnote to disclose a reconciliation of your earnings per share computations as required by SFAS 128, paragraph 40a. In this regard, expand your significant accounting policy for earnings per share to address how earnings per share takes into account your redeemable and convertible preferred stock.

Response 10.

We added "Earning Per Share" as note 12 to the financial statements in response to this comment.

Comment 11.

Present diluted loss per share for 2003. If all potentially dilutive securities were anti-dilutive, diluted loss per share would be equal to basic loss per share and the weighted average shares would be the same for both calculations.

Response 11.

We revised our diluted per share number for the year 2003 in our Consolidated Statements of Operations.

Statement of Cash Flows

Comment 12.

Please reconcile the proceeds from sale of drilling rigs to the other amounts on your cash flow statement relating to drilling rigs, including the change in the asset and the gain on the sale. Provide a footnote to your financial statements that discusses the amount of proceeds received from the sale, the carrying amount of the drilling rigs and the gain recognized. Clarify why it was appropriate to record $4,087,000 as a source of operating cash flows and $5,000,000 as a source of investing cash flows.

Response 12.

We revised our consolidated statement of cash flow under Cash flow from Operating activities and Investing Activities in response to the comment concerning the sale of the drilling rigs, including the change in asset and gain on the sale.

In addition, we added a note 6 "Sale of Drilling Rigs" to our note to the financial statements.

Comment 13.

Please reconcile the $3,000,800 increase in accounts receivable to the $400,116 decrease reflected on your balance sheet. Provide appropriate disclosures as necessary.

Response 13.

We revised our consolidated statement of cash flow under cash flow from operating activities.

Comment 14.

Please reconcile the $3,492,534 use of cash in your operating activities related to your trading securities to your disclosures in Notes 3 and 5. In this regard, it appears that the $3,150,000 cost basis of your OHC investment resulted from a noncash transaction.

Response 14.

We revised our consolidated statement of cash flow under cash flow from operating activities. We also revised disclosure in note 3 and 5 accordingly.

Note 1. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets

Comment 15.

Please revise your disclosures to clarify that you have appropriately applied the guidance in paragraphs 19 through 22 of SFAS 142 with regard to the recognition and measurement of an impairment loss for goodwill.

Response 15.

We added a paragraph "Intangible Assets" under "Summary of Significant Accounting Policies".

Revenue Recognition

Comment 16.

If true, revise your revenue recognition policy to clarify that sales of real estate are recognized under the full accrual method when each of the criteria in paragraph 5 of SFAS 66 are met.

Response 16.

We added a paragraph "Revenue Recognition" under "Summary of Significant Accounting Policies".

Comment 17.

Please expand your disclosure to address the nature of the services provided, types of contracts you have with your customers, and how revenues and related costs are recognized in accordance with SAB 101.

Response 17.

We added a paragraph "Revenue Recognition" under "Summary of Significant Accounting Policies". We expended disclosure at the end of the first paragraph under subheading "Results of Operations".

Comment 18.

Please provide a description of your revenue recognition policy with respect to your oil and gas segment. In this regard, we note your disclosure in Note 13 which indicates you have an oil, gas and mineral interest in Texas.

Response 18.

Due to the fact that at present the Company has no royalty revenues from its oil, gas and mineral interests, it has not adopted a revenue recognition policy, but will do so if it starts to generate revenues from its oil, gas and mineral interests in accordance with GAAP.

Note 2 - Acquisitions and Divestitures

Har-Whit's/Pitt’s & Spitt's

Comment 19.

Disclose how you accounted for the foreclosure on the 90,000,000 shares of common stock of HWPS as payment for the two $1,000,000 notes. Disclose the amount of any gain or loss recognized on the foreclosure. Clarify why it was appropriate to recognize a gain on the machinery and equipment and trademark given the significant balloon payment on the notes receivable in 2007. Confirm that all payments have been received on a timely basis. Clarify where the note is recorded in your financial statements.

Response 19.

We expended under subheading "Har-Whit’s/Pitt’s & Spitt’s" of note 2 of the financial statements in response to this comment. In 2002, the Company recorded a loss in the amount of $1,988,000 to write-off the two notes.

Note 3 - Investment Securities

Comment 20.

Please reconcile the net decreases in the market value of equity securities of $688,110 (2004) and $251,566 (2003) to the tables showing the unrealized loss of the trading securities. Also reconcile the $679,710 unrealized losses in your statement of cash flow to your disclosures in Note 3. Revise your disclosures as necessary.

Response 20.

We revised our disclosure in the table under note 3 "Investment Securities" of the notes to the financial statements to reconcile the net decrease in market value of equity securities to the tables showing the unrealized loss of the trading securities.

Comment 21.

Expand your disclosure to address discuss the transaction in which you acquired the 800,000 shares of Transmeridian Exploration common stock at a cost of $1,600,000.

Response 21.

We added disclosure in note 3 "Investment Securities" of the notes to the financial statements concerning the transactions in which we acquired the 800,000 shares of Transmeridian Exploration common stock.

Note 5 - Transactions:

Comment 22.

Please use consistent names throughout your filing. In this regard, we believe that "SRG" is the same as "SurgiCare, Inc." which is now known as Orion HealthCorp. as explained in Item I under Former Real Estate Business. If our understanding is incorrect, please define "SRG" otherwise correct the inconsistency.

Response 22.

We defined Surgicare, Inc. as "SRG" in the first paragraph under "Real Estate Business".

Comment 23.

We note your use of the reduced profit method to record the sale of the land transferred to you by SRG. Disclose the amount of the balloon payment at the end of the five years and confirm and clarify that the gain recognized by the company was calculated by discounting the note receivable from the buyer to the present value of the lowest level of annual payments required by the sales contract over the maximum period specified in paragraph 12 of SFAS 66 and excluding requirements to pay lump sums. Refer to paragraph 68 of SFAS 66.

Response 23.

We revised and expended disclosure under note 5 "Real Estate Transaction" of the notes to the financial statements to clarify the recognition of the gain on the sale of the real estate received from SRG.

Comment 24.

In light of the materiality of your notes receivable, please add a footnote to your financial statements summarizing the face value of your notes receivable and any related discounts or reserves.

Response 24.

We revised and expended disclosure under note 5 "Real Estate Transaction" of the notes to the financial statements to provide details of the notes receivable.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005

General

Comment 25.

Please address the comments above in your Interim filings as well.

Response 25.

We will undertake to incorporate the changes in our disclosure as discussed above and amend our Form 10-QSB’s for the periods ended March 31, 2005 and June 30, 2005, immediately following the clearance of the comments concerning our Form 10-KSB for the year ended December 31, 2004.

Sincerely,

/s/ Gary D. Woerz
Chief Financial Officer